As filed with the Securities and Exchange Commission on December 23, 2002

File No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SUPERCONDUCTOR TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Delaware	77-0158076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

460 Ward Drive, Santa Barbara, CA 93111-2310

(805) 690-4500

(Address of Principal Executive Offices)

M. Peter Thomas President and Chief Executive Officer Superconductor Technologies Inc. 460 Ward Drive Santa Barbara, CA 93111-2310 (805) 690-4500 (Name and address of agent for service)	Copies of communications sent to: Daniel G. Christopher, Esq. Guth/Christopher LLP 10866 Wilshire Boulevard, Suite 1250 Los Angeles, California 90024 (310) 474-8809

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement, as determined by market conditions and the potential selling stockholders.

     If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If the only securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount	Offering Price	Aggregate	Amount of
Title of Securities to be Registered	to be Registered(1)	Per Share(2)	Offering Price(2)	Registration Fee
Common Stock, par value $.001 per share	$40,306,802	$1.03	$41,516,006	$3,820

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers such additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends and similar events.

(2)	Pursuant to Rule 457(c), calculated on the basis of the average of the high ($1.01) and low ($1.05) per share sale prices of the Registrant’s common stock on the Nasdaq National Market on December 20, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2002

Up to 40,306,802 Shares of Common Stock

     The stockholders listed in the table beginning on page 17 may use this prospectus from time to time to offer for sale up to      shares of our common stock. The shares of common stock covered by this prospectus consist of up to 32,867,806 shares of common stock and up to 7,438,996 shares of common stock issuable upon the exercise of warrants to purchase common stock.

     Investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

     We are not offering any shares of common stock to the public and will not directly receive any proceeds from the sale of shares under this prospectus. We may indirectly receive proceeds to the extent that any selling stockholders exercise warrants to purchase our common stock. We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of its shares. If required, the number of shares to be sold, the public offering price of those shares, the names of any broker-dealers and any applicable commission or discount will be included in a supplement to this prospectus, called a prospectus supplement.

     Our common stock is traded on the Nasdaq National Market under the symbol “SCON.” On December 20, 2002, the closing sale price of our common stock on the Nasdaq National Market was $1.04 per share. Our principal executive offices are located at 460 Ward Drive, Santa Barbara, California 93111-2310, and our telephone number is (805) 690-4500.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The date of this prospectus is December 23, 2002.

THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
APPENDIX A
EXHIBIT 23.2
EXHIBIT 23.3

THE COMPANY

     We develop, manufacture and market high performance products to service providers, systems integrators and original equipment manufacturers in the wireless telecommunications industry. Our products, known collectively as SuperLink Solutions, maximize the performance of wireless networks by improving the quality of “uplink” signals from subscriber terminals (wireless handsets or mobile wireless devices) to network base stations and of “downlink” signals from network base stations to subscriber terminals. These premium products work in concert to provide Total Link EnhancementSM, a combination of complimentary wireless products built around our flagship SuperFilter® System to meet the growing demand of the wireless telecommunications industry for improved capacity, reduced interference, and greater coverage for our network base stations.

     SuperLink Solutions consist of three unique product families: SuperLink Rx Solutions, SuperLink Tx Solutions and SuperPlex Solutions. Together, these solutions allow service providers to benefit from lower capital and operating costs. They also increase the minutes of use because subscribers experience better call quality, fewer dropped calls and higher speed data transmissions.

•	SuperLink™ Rx Solutions. In order to receive uplink signals from wireless terminals, base stations require a wireless filter system to eliminate, or filter out, out-of-band interference. To address this need, we offer SuperLink Rx Solutions, which include our flagship product, the SuperFilter System. Deployed in base stations, these solutions combine specialized filters using high-temperature superconducting (HTS) technology with a proprietary cryogenic cooler and a low-noise amplifier. The result is a highly compact and reliable cryogenic receiver front-end that can simultaneously deliver both high selectivity (interference rejection) and high sensitivity (detection of low level signals). SuperLink Rx Solutions thereby offer significant advantages over conventional filter systems.

•	SuperLink™ Tx Solutions. Many wireless networks also suffer from insufficient transmit power on the downlink signal path. In this situation, operators benefit from our SuperLink Tx Solutions, a family of compact, robust, and technologically-advanced high-power amplifiers.

•	SuperPlex™ Solutions. For superior antenna multiplexing functionality, we offer SuperPlex Solutions, a line of multiplexers that provide extremely low insertion loss and excellent cross-band isolation.

     We were incorporated in the state of Delaware in 1987. Our principal place of business and executive offices are located at 460 Ward Drive, Santa Barbara, California 93111. From 1987 to 1997, we were engaged primarily in research and development and generated revenues primarily from government research contracts. From 1997 to 2001, our second phase, we made the transition from a research and development firm to a commercial products company. During this time we launched our flagship product, the SuperFilter System, and concentrated on commercializing our technology for the U.S. wireless market. We shipped 438 units of our flagship product, the SuperFilter System, in 2001 and 706 units in the first nine months of 2002. We are now in our third phase of development and evolving from a company oriented solely around high-temperature superconducting technology to one that is committed to providing best-in-class link enhancement solutions to the wireless infrastructure market. Following our strategy of Total Link Enhancement (simultaneously optimizing the performance of the uplink, the downlink and the antenna), we now offer innovative technologies across multiple product lines and in multiple geographic markets.

     On December 17, 2002, we acquired Conductus, Inc. This acquisition was accomplished by merging STI Acquisition, Inc., a wholly owned subsidiary of Superconductor, with and into Conductus. Conductus, founded in 1987 and based in Sunnyvale, California, develops, manufactures and markets electronic components and systems based on superconductors for applications in the worldwide telecommunications market. In the merger, stockholders of Conductus received 0.6 shares of newly issued common stock of Superconductor for each share of Conductus common stock owned. Additionally, each Conductus warrant and option holder received an equivalent instrument to purchase Superconductor common stock, with the number of shares issuable upon exercise and the exercise price adjusted accordingly. Concurrently with the merger, we consummated a private financing transaction for approximately $20,000,000 in which investors purchased unregistered shares of Superconductor common stock and warrants exercisable for the same.

RISK FACTORS

     Unless otherwise noted, the terms “we,” “us,” and “our,” refer to the combined and ongoing business operations of Superconductor and Conductus.

Disclosure Regarding Forward-Looking Statements

     This prospectus and our other filings with the SEC contain forward-looking statements that involve risks and uncertainties. We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our future commercial revenues, market growth, capital requirements and new product introductions. Other statements contained in our filings that are not historical facts are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology.

     Forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed in forward-looking statements. They can be affected by many factors, including, those listed in our Annual Report on Form 10-K for the year ended December 31, 2001 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward Looking Statements.” This prospectus describes some of the additional uncertainties and factors that may affect our forward-looking statements. Forward-looking statements are based on information presently available to senior management, and we do not assume any duty to update our forward-looking statements.

Risks Related to Our Business

Superconductor has a history of losses and may never become profitable.

     Superconductor has experienced significant net losses and negative cash flows from operations in each of its last five fiscal years. It had an accumulated deficit of $101,535,000 as of September 28, 2002. Superconductor merged with Conductus on December 17, 2002. Conductus also has incurred significant losses and negative cash flows in each of the last five fiscal years. Conductus had an accumulated deficit of $103,807,000 as of September 30, 2002. Superconductor expects to continue to incur net losses for 2002 and 2003 and must significantly increase its revenues to achieve and maintain profitability. If it fails to increase revenues from sales of its SuperFilter products, it will continue to experience losses indefinitely.

Superconductor may need to raise additional capital in the future.

     As of September 28, 2002, Superconductor had cash and cash equivalents of $8.1 million. Concurrently with the acquisition of Conductus, Superconductor received gross proceeds of approximately $20,000,000 in a private financing transaction. We believe that our current cash balance should be sufficient to fund our operations well into 2004, however, there can be no assurance that changes in our plans or other events will not result in the expenditure of our cash resources before then. If this should happen, we will need to raise additional capital sooner than expected, and we cannot assure you that capital will be available on acceptable terms, if at all. If we should be unable to obtain any needed additional financing it could have a material adverse effect on our business and operating results.

     We may also require additional capital to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. If we cannot raise any needed funds on acceptable terms, it will harm our business. Additionally, if we issue additional equity securities to raise funds, the ownership percentage of existing stockholders would be reduced. New investors may also demand rights preferences or privileges senior to those of existing holders of common stock.

Integrating Conductus’ business with our own may be difficult to achieve, which may adversely affect operations.

     We completed the acquisition of Conductus on December 17, 2002 and face risks related to the integration and management of the combined operations. The integration of the businesses of Superconductor and Conductus will be a complex, time-consuming and expensive process and may disrupt our business if the integration is not timely and efficiently completed. We may encounter substantial difficulties, costs and delays involved in integrating operations, including:

•	potential conflicts between business cultures;

•	adverse changes in business focus perceived by third-party constituencies;

•	inability to implement uniform standards, controls, procedures and policies;

•	integration of research and development and product development efforts; and

•	loss of key employees and/or the diversion of management’s attention from other ongoing business concerns.

     In addition, Conductus is located in Northern California and Superconductor is located in Southern California. The geographic distance between the companies and their respective offices and operations and the consolidation of operations increase the risk that the integration will not be completed successfully or in a timely and cost-effective manner. Superconductor’s management may not be successful in overcoming these risks or any other problems encountered in connection with the integration of the companies, and, if integration costs are not managed effectively or if they are higher than anticipated, then Superconductor’s financial results and its stock price could be materially and adversely affected.

The costs to complete the merger were substantial. These costs and the manner of accounting for the merger may affect Superconductor’s reported results of operations after the merger.

     It is estimated that Superconductor and Conductus incurred approximately $2 million in costs to complete the merger. This does not include costs associated with combining the businesses of the two companies, such as integration costs and costs associated with the consolidation of operations, which will be charged as an expense and will reduce the earnings or increase the loss of Superconductor in the period when charged. Superconductor and Conductus ultimately may also recognize certain other expenses in connection with the merger. The costs to complete the merger, consisting primarily of fees and expenses paid to financial advisors, attorneys and accountants, will be a component of the purchase price and capitalized as an element of goodwill. Goodwill is required to be tested for impairment at least annually and we will be required to record a charge to earnings in any period that impairment of goodwill is determined.

If we do not successfully integrate Conductus or the merger’s benefits do not meet the expectations of investors or financial or industry analysts, the market price of Superconductor common stock may decline.

     The market price of Superconductor common stock may decline as a result of the merger for many reasons, including:

•	the integration of Superconductor and Conductus may not be completed in a timely and efficient manner;

•	perceived benefits of the merger are not achieved as rapidly as, or to the extent anticipated;

•	Superconductor’s assumptions about Conductus’s business model and operations may prove incorrect;

•	the effect of the merger on Superconductor’s financial results after the merger may not be consistent with the expectations of financial or industry analysts; or

•	significant stockholders of Superconductor following the merger may decide to dispose of their shares because the results of the merger are not consistent with their expectations.

Commercial product revenue growth could be adversely affected if Superconductor is unable to convert Conductus’ customers to the SuperFilter product line.

     Conductus’ primary commercial product line was the ClearSite® front-end receiver system for cellular and personal communication services cell sites. Superconductor’s primary commercial product line is the SuperFilter front-end receiver system. Superconductor plans to consolidate the two commercial product lines based on the SuperFilter platform. The consolidation of the product lines will require significant time, and we plan in the interim to offer Conductus’ main customer, Dobson Cellular Systems, Inc., our current SuperFilter product line. In order to successfully transition and retain Dobson, Superconductor must convince Dobson that the SuperFilter product meets Dobson’s performance requirements at a cost-effective price. Dobson could elect to purchase other front-end solutions, such as conventional filter technology, tower-top amplifiers and smart antennas, instead of our SuperFilter product, and we cannot predict whether Dobson will transition to our SuperFilter platform.

Our future operating results are unpredictable and likely to fluctuate significantly.

     We focus our efforts on developing superconductive products for the wireless telecommunications industry. The operating history of both Superconductor and Conductus in that market is limited and our operating results may be subject to significant fluctuations. Thus, future operating results cannot be reliably predicted, making it difficult to assess the value of the Superconductor common stock. We do not believe that period-to-period comparisons of Superconductor’s or Conductus’ respective operating results are necessarily meaningful, and you should not rely upon period-to-period comparisons as indications of future performance.

     Our future operating results may vary significantly due to factors including:

•	Our products have not yet achieved market acceptance, making future demand uncertain;

•	The size and timing of significant orders, and their fulfillment;

•	The size and timing of government funded contracts;

•	Our products may have a long development cycle, which may affect our ability to change our product offering quickly and compete effectively;

•	Limited life cycle of our products due to factors outside of our control, such as changing needs of service providers and the emergence of competing products;

•	Changes in our pricing policies, or those of our competitors;

•	Changes in our operating expenses and our ability to control costs;

•	Our customers’ budget cycles;

•	Product quality problems;

•	Our ability to obtain sufficient supplies of limited or sole-source components for our products;

•	Consolidation by competitors and indirect channel partners;

•	Regulatory changes affecting the wireless telecommunications industry or our products;

•	Our gain or loss of significant customers;

•	Our ability to increase sales to existing customers;

•	Delays in customer orders;

•	Our ability to reduce manufacturing costs;

•	Our ability to manufacture at acceptable quality levels;

•	Our ability to introduce new filter products or enhancements to our existing filter products;

•	Commercial market acceptance of new products introduced by us or our competitors;

•	Introduction of or enhancement of competitive or substitute products by our competitors; and

•	Limitations in our existing and future manufacturing capacity.

     Another factor making our future operating results difficult to predict is that we currently have a limited backlog of unshipped orders. Accordingly, future quarterly revenue is difficult to predict since it depends substantially upon orders that are yet to be booked. Product revenue is also difficult to predict because our sales cycle (which may increase in the future) varies substantially from customer to customer and by distribution channel.

     Our expense levels and expansion plans, including plans to increase research and development efforts, manufacturing capacity and sales and marketing efforts, are based in large part on expectations of future revenue. These items of expense are relatively fixed in the short-term. Consequently, operating results in any given period are likely to be disproportionately harmed if revenue in that period falls below expectations.

We cannot predict whether our products will be commercially accepted, because commercial application of superconductive electronics technology has been limited to date.

     Although a number of commercial superconductive electronic products have been introduced by us to date, a significant portion of our aggregate revenue to date has been derived from government research and development contracts. New products or product enhancements may or may not be successfully developed, introduced and marketed. Any new products or product enhancements that are marketed may not be well received in the marketplace or achieve any significant degree of commercial acceptance.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

     Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by Superconductor or Conductus jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

Intellectual property infringement claims against us could materially harm results of operations.

     Our products incorporate a number of technologies, including high temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high-temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

     We believe that patents may be or have been issued or applications may be pending claiming various compositions which we would need a license to utilize in our products. There can be no assurances that such licenses could or would be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property.

     We are currently engaged in a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled “Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems.” ISCO filed a complaint on July 17, 2001 in the United States District Court for the District of Delaware against us and Conductus. The ISCO complaint alleges that our SuperFilter product and Conductus’ ClearSite® product infringe ISCO’s patent. After conducting separate investigations into the allegations, we and Conductus both filed responses denying

ISCO’s allegations and asking the court to declare the ISCO patent invalid and not infringed. We were cooperating with Conductus in the defense of this lawsuit until we acquired Conductus in the merger on December 17, 2002.

     On October 3, 2001, we amended our response to add allegations that ISCO failed to disclose relevant prior art to the U.S. Patent Office during the patent application process. At the same time, we also sued ISCO for threatening some of our customers. Our standard terms and conditions of sale include an indemnity against any patent infringement claims, and we have informed our customers that we will defend them against any action brought by ISCO for any alleged infringement related to our products. We are seeking both compensatory and punitive damages from ISCO, as well as attorneys’ fees, arising from their threats against our customers. On March 26, 2002, ISCO added a new claim to their lawsuit alleging that our new IMT-2000 SuperFilter Tower Top System for use with third generation, or 3G, technology in international markets infringes two other ISCO patents-U.S. Patent No.’s 6,104,934 and 6,205,340. On April 17, 2002 the court ruled that these two claims are untimely and relegated ISCO to filing a separate lawsuit if it wants to pursue these claims. To date, ISCO has not pursued these claims.

     The parties completed the discovery process on June 28, 2002. The judge held a “Markman hearing” on October 15, 2002 to receive evidence concerning the scope and meaning of the patent claims asserted by ISCO. The judge issued his rulings regarding the hearing on October 30, 2002. The parties expect to complete expert discovery, by January 17, 2003 and the trial is scheduled to start March 17, 2003.

     An adverse outcome in the pending litigation, or in litigation of other intellectual property claims could subject us to significant liabilities or require us to cease using key technology. In any case, the cost of defending an intellectual property lawsuit could constitute a major financial burden and materially and adversely effect our results of operations.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secrets misappropriation or other related claims.

     Companies in the wireless telecommunications industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secrets misappropriation or other related claims. We may be subject to such claims in the future as they seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to utilize.

     We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Other parties may have the right to utilize technology important to our business.

     We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

Our failure to anticipate and respond to developments in the wireless telecommunications market could substantially harm our business.

     Our efforts are focused on the wireless telecommunications market, including the 2G, 2.5G and 3G markets. The concentration of our resources on the wireless telecommunications market makes us potentially vulnerable to changes in this market, such as new technologies, future competition, changes in availability of capital resources or regulatory changes that could affect the competitive position and rate of growth of the wireless industry.

We may not be able to compete effectively in the superconductive electronics industry or against alternative technologies.

     Our products compete with a number of alternative approaches and technologies that increase the capacity and improve the quality of wireless networks. Some of these alternatives may be more cost effective or offer better performance than our products. Wireless network operators may opt to increase the number of transmission stations, increase tower heights, install filters and amplifiers at the top of antennas or use advanced antenna technology in lieu of purchasing our products. We may not succeed in competing with these alternatives.

     The market for superconductive electronics currently is small and in the early stages of commercialization. As superconductive electronics emerge as a viable alternative to current solutions, the market will become intensively competitive. A number of large companies with substantially greater financial resources and capabilities are engaged in programs to develop and commercialize products that may compete with those offered by us, or promote alternative solutions to meet the needs of the wireless network operators. For example, Dupont exhibited a tower top HTS front-end unit at a trade show in March 2002. Small companies, including ISCO International and CryoDevices, Inc., are also developing and commercializing superconductive electronic products for the telecommunications industry. Furthermore, academic institutions, governmental agencies and other public and private research organizations are engaged in development programs that may lead to commercial superconductive electronic products. Our success will depend on our ability to develop and maintain our technological leadership while managing the various risks described in this document.

Changes in the mix of our sales channels could cause fluctuations in future operating results.

     We currently sell most of our products directly to wireless network operators in the United States. We plan, however, to expand our business in international markets by increasing our direct sales force and selling through resellers or directly through original equipment manufacturers. If and when changes in the mix of our sales channels occur, our gross profit and operating margins may fluctuate significantly.

We depend upon government contracts for a substantial portion of revenue, and our business may suffer if significant contracts are terminated or adversely modified or we are unable to win new contracts.

     We derive a portion of our revenue from contracts with the U.S. government. Our government contracts include both research and development contracts and government product sales. Revenue from government contracts is derived primarily from a few large contracts. As a result, a reduction in, or discontinuance of, the government’s commitment to current or future programs could materially reduce government contract revenue. Furthermore, Conductus’ license agreement with one company, General Dynamics Electronic Systems, Inc., prevents Conductus from competing with General Dynamics for certain hardware research and development government contracts. If future government research and development projects were limited to areas in which General Dynamics may prevent our Conductus subsidiary from competing, our financial condition could be significantly harmed.

     Contracts involving the U.S. government may include various risks, including:

•	Termination by the government;

•	Reduction or modification in the event of changes in the government’s requirements or budgetary constraints;

•	Increased or unexpected costs causing losses or reduced profits under contracts where prices are fixed or unallowable costs under contracts where the government reimburses for costs and pays an additional premium;

•	Risks of potential disclosure of confidential information to third parties;

•	The failure or inability of the main contractor to perform its contract in circumstances where either Superconductor or Conductus is a subcontractor;

•	The failure of the government to exercise options for additional work provided for in the contracts; and

•	The government’s right in certain circumstances to freely use technology developed under these contracts.

     The programs in which we participate may extend for several years, but are normally funded on an annual basis. The U.S. government may not continue to fund programs under which we have entered into contracts. Even if funding is continued, we may fail to compete successfully to obtain funding pursuant to such programs.

     All costs for services under government contracts are subject to audit, and the acceptance of such costs as allowable and allocable is subject to federal regulatory guidelines. We record contract revenues in amounts which we expect to be realized upon final audit settlement. Any disallowance of costs by the government could have an adverse effect on our business, operating results and financial condition. We cannot assure you that audits and adjustments will not result in decreased revenues and net income for those years. Additionally, because of our participation in government contracts, we are subject to audit from time to time for our compliance with government regulations by various agencies. Government agencies may conduct inquiries or investigations that may cover a broad range of activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management’s attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may harm our business.

Our future success depends on our ability to focus primarily on commercial markets.

     We believe that any future growth we may experience will depend on our ability to develop, market and manufacture products for the commercial marketplace. Because there are substantial differences between the requirements for a government contracting business and a technology products business, we face a number of challenges in developing our commercial technology products business. In particular, we must implement an effective sales and marketing strategy and volume manufacturing capability, neither of which is required to support our government contracting business. If we are unable to develop our commercial technology products business, our business will be harmed.

Our business could be significantly damaged by harm to, or the loss of, a relationship with any one of our small number of customers.

     Historically, a relatively small number of customers have accounted for a significant portion of the total revenue of Superconductor and Conductus, and we expect that this trend will continue for the foreseeable future. For example, in the nine months ended September 28, 2002, 94% of Superconductor’s commercial product revenue was derived from sales to Alltel and U.S. Cellular. During the same period, Conductus had one primary customer, Dobson Cellular Systems, Inc., for its commercial product revenues. Accordingly, our future operating results will continue to substantially depend on the success of these few customers and our relationships with them. Any reduction or delay in sales of products to one or more of these key customers could significantly harm our business. Operating results will also depend on our ability to successfully develop relationships with additional key customers. We cannot assure you that we will retain our largest customers or that we will be able to sell products to additional key customers.

     Most of our customers have the right to cease doing business with us upon limited notice and with little or no penalty. Customer agreements typically do not require minimum purchases. Customers may also have relationships with our competitors, which may affect the purchasing decisions of such customers. We cannot assure you that our customers will not choose to direct our business to our existing or future competitors.

The wireless communication industry is highly concentrated, which limits the number of potential customers.

     The wireless communication industry is highly concentrated in nature and may become more concentrated due to anticipated industry consolidation. As a result, we believe that the number of potential customers for our products will be limited. For example, the U.S. wireless operations of three of our target customers—AirTouch, Bell Atlantic and GTE—were consolidated in 2000 into one entity called Verizon. Later in 2000, SBC Communications and BellSouth combined to form Cingular. If the wireless communication industry does not adopt our products, and we fail to capture a significant percentage of the commercial wireless market customers, our business will be harmed.

We currently rely on specific technologies and may not successfully adjust to the rapidly changing superconductive electronics market.

     The field of superconductivity is characterized by rapidly advancing technology. Our success depends upon our ability to keep pace with advancing superconductive technology, including materials, processes and industry standards. Our development efforts to date have been focused principally on thallium barium calcium copper oxide, in the case of Superconductor, and yttrium barium copper oxide, in the case of Conductus. However, these materials may not ultimately prove commercially competitive against other currently known materials or materials that may be discovered in the future.

     We will have to continue to develop and integrate advances in technology for the fabrication of electronic circuits and devices and manufacture of commercial quantities of products. We will also need to continue to develop and integrate advances in complementary technologies. We cannot assure you that our development efforts will not be rendered obsolete by research efforts and technological advances made by others. Furthermore, we currently use thallium barium calcium copper oxide as the high temperature superconducting material in our products. We cannot assure you that other products will not prove to be more commercially advantageous in the future.

Our sales cycles are unpredictable and may be long, making future performance unpredictable.

     Our experience with the sales cycle for telecommunications products is limited. The sales cycle includes identification of decision makers within the customers’ organizations, development of an understanding of customer-specific performance and economic issues, convincing the customer through field trial reports of the benefits of systems offered, negotiation of purchase orders and deployment.

     Because customers who purchase our systems must commit a significant amount of capital and other resources, sales are subject to delays beyond our control. Our customers must consider budgetary constraints, comply with internal procedures for approving large expenditures and complete whatever testing is necessary for them to integrate new technologies that will affect our key operations. While the sales cycle for an initial order typically has been 6 to 12 months, we may experience longer sales cycles in the future. Such delays or lengthened sales cycles could have a material adverse effect on our business.

We depend on the capital spending patterns of wireless network operators, and if capital spending is decreased or delayed, our business may be harmed.

     Because we rely on wireless network operators for product purchases, any substantial decrease or delay in capital spending patterns in the wireless communication industry may harm our business. Demand from customers for our products depends to a significant degree upon the magnitude and timing of capital spending by these customers for constructing, rebuilding or upgrading our systems. The capital spending patterns of wireless network operators depend on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for wireless services, competitive pressures and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the third calendar quarter, based on annual budget cycles.

Our reliance on a limited number of suppliers and the long lead time of components for our SuperFilter products could impair our ability to manufacture and deliver our systems on a timely basis.

     We currently purchase substrates for growth of high-temperature superconductor thin-films from one supplier because of the quality of its substrates. A thin film is a thin layer of high-temperature superconductor material. There are additional components that we source from a single vendor due to the present volume. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, most of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the cancellation of orders, which could harm our business.

     In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our SuperFilter products, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

Our failure to successfully develop collaborative relationships with government agencies, research institutions and other companies could harm our business.

     We have established and continue to seek collaborative arrangements with corporate partners, government agencies and public and private research institutions to develop, manufacture and market superconductive electronic products. Our success depends on the development and success of these collaborative arrangements. However, we may not be able to enter into collaborative arrangements on commercially reasonable terms, and even if established, these arrangements may not succeed. If these programs are successful, our collaborative partners may seek to manufacture jointly developed products themselves or obtain them from alternative sources, rather than purchase them from us. Finally, these programs:

•	May require us to share control over our development, manufacturing and marketing programs and relinquish rights to our technology;

•	May be subject to termination at the discretion of the collaborative partners; and

•	May restrict our ability to engage in certain areas of product development, manufacturing and marketing.

Our limited commercial manufacturing experience and capabilities could hamper our success.

     Our success to develop adequate manufacturing capabilities would significantly harm our business. Currently, we have only limited production facilities. To date, we have focused primarily on developing fabrication processes and producing limited quantities of products. Although our processing technology derives principally from semiconductor manufacturing technology, the fabrication of high-temperature superconductor components is especially difficult because of specific properties unique to high-temperature superconductor materials.

     We cannot assure you that we can develop the necessary manufacturing capability to attain yields sufficient to meet the demand for our products at a cost that will allow us to provide a price/performance advantage to customers in comparison with other alternatives. While we have established limited production facilities for our products, we may not be able to expand our processing, production control, assembly, testing and quality assurance capabilities to produce existing or planned superconductive electronic products in adequate commercial quantities.

     Even if our products meet performance standards acceptable to the superconductive electronics market, we cannot assure you that any such products will offer price/performance advantages in comparison with other alternatives sufficient to achieve market acceptance, or that production costs will be low enough to operate profitably.

We anticipate decreases in average selling prices, requiring us to reduce costs and introduce new systems in order to achieve and maintain profitability.

     A large order of products of Superconductor was discounted in December 2001; future orders may also be discounted. In 2002, there has been a reduction in average selling prices of Superconductor products. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required cost savings at a rate needed to keep pace with competitive pricing pressure. If we fail to reach that objective our business may be harmed.

If we are unable to forecast our inventory needs accurately, we may be unable to obtain efficient manufacturing capacity or may incur unnecessary costs and produce excess inventory.

     We forecast our inventory needs based on anticipated product orders to determine manufacturing requirements. If we overestimate our requirements, we may have excess inventory, and our suppliers may as well, which could increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing and result in delays in shipments and recognition of revenues. In addition, lead times for ordering materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. Accordingly, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity from our suppliers to meet customers’ delivery requirements, which would harm our business.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

     As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of high-temperature superconductors, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

Regulatory changes negatively affecting wireless communications companies could substantially harm our business.

     The Federal Communications Commission strictly regulates the operation of wireless base stations in the United States. Other countries also regulate the operation of base stations within their territories. Base stations and equipment marketed for use in base stations must meet specific technical standards. Our ability to sell our high-temperature superconductor filter subsystems will depend upon the rate of deployment of other new wireless digital services, the ability of base station equipment manufacturers and of base station operators to obtain and retain the necessary approvals and licenses, and changes in regulations that may impact the product requirements. Any failure or delay of base station manufacturers or operators in obtaining necessary approvals could harm our business.

We derive a portion of our revenue from sales outside the United States, and our international business activities subject us to risks that could reduce the demand for our products and increase our operating expense.

     A significant part of our strategy involves the continued pursuit of growth opportunities in a number of international markets, including Japan, Korea and Taiwan. We also anticipate expanding our efforts into Europe and Latin America. In many international markets, barriers to entry are the result of long-standing relationships between potential customers and our local suppliers and protective regulations, including local content and service requirements. In addition, pursuit of international growth opportunities may require significant investments for an extended period before any returns are realized by us from our investment.

     Our business in international markets could be adversely affected by:

•	Different technology standards and design requirements;

•	Difficulty in attracting qualified personnel;

•	Longer payment cycles for and greater difficulties collecting accounts receivable;

•	Export controls, tariffs and other barriers;

•	Fluctuations in currency exchange rates;

•	Nationalization, expropriation and limitations on repatriation of cash;

•	Social, economic, banking and political risks;

•	Taxation;

•	Changes in U.S. laws and policies affecting trade, foreign investment and loans; and

•	Cultural differences in the conduct of business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

     We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

•	Failure to integrate the acquired assets and/or companies with current business;

•	The price paid may exceed the value eventually realized;

•	Loss of share value to existing stockholders as a result of issuing equity securities as part or the entire purchase price;

•	Potential loss of key employees from either our then current business or any acquired business;

•	Entering into markets in which we have little or no prior experience;

•	Diversion of financial resources and management’s attention from other business concerns;

•	Assumption of unanticipated liabilities related to the acquired assets; and

•	The business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, could disrupt business, dilute stockholder value or adversely affect our operating results.

     We may acquire or make investments in complementary companies, services and technologies in the future. Other than the recent acquisition of Conductus, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven.

     Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and management resources from existing operations;

•	risk of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition or investment costs.

     In addition, future acquisitions could result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

If we are unable to implement appropriate controls and procedures to manage our expected growth, we may not be able to successfully offer our products and implement our business plan.

     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Anticipated growth in future operations will continue to place a significant strain on management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process.

     We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Any failure to comply with present or future regulations could result in fines being imposed, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

Terrorism and the declaration of war by the United States against terrorism may have adversely affected, and may in the future adversely affect, our business.

     The terrorist attacks in the United States on September 11, 2001, the declaration of war by the United States against terrorism and the potential for war with Iraq have created significant instability and uncertainty in the world, which may have had, and may in the future have, a material adverse effect on world financial markets, including financial markets in the United States. In addition, such adverse political events may have had, and may in the future have, an adverse impact on economic conditions in the United States. Unfavorable economic conditions in the United States may have had, and may in the future have, an adverse affect on us, including, but not limited to, our ability to expand the market for our products, obtain financing as needed, enter into strategic relationships and effectively compete in the information exchange and knowledge exchange markets.

The reliability of market data included in our public filings is uncertain.

     Since we are relatively new to the commercial market and operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications in some of the documents we file with the Securities Exchange Commission. The reliability of this data cannot be assured. The market data and information used to prepare this prospectus was obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used incorporated into this prospectus is and will be reliable, it has not been independently verified. Similarly, internal company surveys, while believed by us to be reliable, have not been verified by any independent sources.

Risks Related to Superconductor Common Stock

Superconductor’s common stock may continue to be volatile and we may be exposed to costly securities class action lawsuits.

     The market price of our common stock has been and is likely to continue to be highly volatile. Our common stock may be significantly affected by the following factors:

•	Actual or anticipated fluctuations in operating results;

•	Announcements of technological innovations;

•	Announcements of new products or new contracts by us or our competitors;

•	Conditions and trends in the telecommunications and other technology industries; and

•	Changes in estimates of our future financial results or recommendations by securities analysts.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, securities class action lawsuits have often been brought against such companies following periods of stock price volatility. We may be affected by similar litigation in the future, which could result in substantial costs and cause a diversion of management’s attention and resources. These events could significantly harm our business, operating results or financial condition.

Your ability to sell shares of Superconductor common stock may depend upon us maintaining our Nasdaq listing.

     Our common stock is listed on the Nasdaq National Market. We cannot assure you that it will always be listed. The Nasdaq National Market has rules for maintaining a listing, including (currently) a minimum stock price of $1 per share. We may not meet all of these requirements in the future, particularly if the price of our common stock declines. If our common stock is not listed with Nasdaq, it may be difficult or impossible to sell it.

The market price of Superconductor common stock may be adversely affected by the sale of significant numbers of shares of Superconductor common stock by major holders, including the selling stockholders listed in the selling stockholders’ table of this prospectus.

     Sales of a substantial number of Superconductor’s common shares in the public market could cause the market price of our common stock to decline. Immediately following the merger and the concurrent private financing, we had 59,823,553 shares of common stock outstanding, and 15,504,417 shares of common stock covered by outstanding options and warrants. All of these outstanding shares and shares issuable upon exercise of options and warrants are freely tradable upon the effective date of the Registration Statement on Form S-3 of which this prospectus forms a part.

     Several of Superconductor’s large stockholders beneficially own more than 5% of our common stock. If any of these stockholders sell substantial amounts of our common stock in the public market, or the market perceives that such sales may occur, the market price of Superconductor’s common stock could fall or fail to rise.

The market for purchases and sales of Superconductor common stock may be very limited. The sale of a limited number of shares of Superconductor could cause the price to fall sharply.

     The price of Superconductor’s stock has been volatile and had a historical book value of $0.90 in the quarter ended September 28, 2002. On a pro forma basis, after giving effect to the acquisition of Conductus and the concurrent private financing transaction, Superconductor’s stock had a historical book value of $0.95 in the same quarter, assuming the merger and the private financing were consummated on September 28, 2002.

     A variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing in low-priced stocks. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of low-priced stocks unattractive to brokers from an economic standpoint. In addition, the structure of trading commissions also tends to have an adverse impact upon holders of low-priced stock because the brokerage commission on a sale of low-priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

     As a result, although there presently exists a market for Superconductor’s stock, the stock is thinly traded and the price per share will likely decline substantially if a large number of shares of Superconductor stock are offered for sale at or around the same time. Unless demand for, and the market price of, Superconductor stock significantly increases, your ability to sell Superconductor stock at a favorable price, if at all, may be severely limited and your investment may become illiquid.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of Superconductor shares.

     It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in Superconductor’s stockholders receiving a premium over the public trading price for our shares. Provisions of our restated certificate of incorporation and bylaws and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our restated certificate of incorporation does not permit stockholders to act by written consent and our bylaws generally require ninety (90) days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

     In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

     Further, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of Superconductor without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person.

Superconductor’s stock price is extremely volatile.

     The trading price of our common stock has fluctuated significantly in recent periods, and it is likely that it will continue to be volatile. It is possible that the price of the common stock will decline below current prices, and that you would lose all or part of your investment. Equity markets, particularly for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline.

Our net operating loss carryforwards could be reduced if there is a “change of ownership” under Section 382 of the Internal Revenue Code.

     At December 31, 2001, Superconductor had federal net operating loss carryforwards of approximately $85.6 million. Under Section 382 of the Internal Revenue Code of 1986, as amended, if the percentage of stock (by value) of a loss corporation that is owned by one or more 5-percent shareholders has increased by more than 50-percentage points over the lowest percentage of stock owned by the same shareholders during a three year testing period (an ownership change), the use of pre-ownership change net operating losses of the loss corporations following such ownership change will be limited based on the value of the loss corporation immediately before the ownership change (a Section 382 Limitation). Generally, the annual Section 382 Limitation that applies is determined by multiplying the value of the loss corporation’s stock by a rate published monthly by the Internal Revenue Service. If a corporation cannot use its entire Section 382 Limitation in a given taxable year (e.g., because it has insufficient taxable income), the unused portion is carried forward and added to the Section 382 Limitation that applies for the following year.

     Superconductor had an ownership change for purposes of Section 382 in 1999. This event limits the ability of Superconductor to utilize net operating loss carryforwards incurred through the date of the ownership change (totaling $32.6 million) to an annual Section 382 Limitation of $2.3 million. Net operating losses incurred subsequent to the ownership change totaled $53.0 million and are not presently subject to any limitation under Section 382. It is likely that the consummation of the merger and contemporaneous offering caused Superconductor to have another ownership change for purposes of Section 382 that further restricts our future utilization of our net operating loss carryforwards incurred through the date of the merger. If the merger and concurrent private placement are in fact deemed to trigger such an ownership change, the applicable Section 382 Limitation will be significantly lower than the $2.3 million limitation that resulted from the 1999 ownership change.

     In addition, it is likely that the acquisition of Conductus has caused an ownership change of that entity for purposes of Section 382, severely limiting the future utilization of Conductus’ net operating loss carryforwards incurred through the date of the acquisition.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholders. We will not directly receive any proceeds from the sale of shares under this prospectus. To the extent we receive cash upon exercise of any warrants, we expect to use that cash for general corporate purposes.

SELLING STOCKHOLDERS

     The purpose of this prospectus is to permit the persons listed below in the table of selling stockholders to publicly trade, if desired, the shares of common stock issued or issuable upon exercise of their warrants.

     The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of December      , 2002. The selling stockholders may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth next to their name. As a result, we cannot estimate the number of shares of common stock that the selling stockholders will beneficially own after termination of sales under this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided information for this table. We have not made independent inquiries about this. We are relying on written commitments from the selling stockholders to notify us of any changes in their beneficial ownership after the date they originally provided this information. See “Plan of Distribution” beginning on page 20.

	Total Number of	Shares Issuable		Percentage of
	Shares of Common	Pursuant to	Number of Shares of	Shares of Common
	Stock Beneficially	Non-Exercisable	Common Stock	Stock
Selling Stockholder	Owned (1)	Warrants (2)	Offered Hereby	After Offering

Telstra Super Pty Ltd.	129,300	8,750	43,750	*
Her Majesty the Queen in Right of the Province of British Columbia	215,000	25,000	125,000	*
Retail Employees’ Superannuation Pty Ltd.	88,250	6,250	31,250	*
TELUS Foreign Equity Active Pool	56,050	6,250	31,250	*
TELUS Corporation	7,000	1,750	8,750	*
Oregon Investment Council	1,202,500	142,500	712,500	2.01%
WTC-CIF Emerging Companies Portfolio	481,500	60,000	300,000	*
WTC-CTF Emerging Companies Portfolio	665,000	80,000	400,000	1.11%
JB Were Global Small Companies Fund	302,250	42,500	212,500	*
NZ Funds Global Small Companies Trust	91,250	7,000	35,000	*
WMP(Dublin) — Global Smaller Companies Equity	29,700	2,250	11,250	*
Government of Singapore Investment Company Pte Ltd.	1,570,500	200,000	1,000,000	2.62%
The Dow Chemical Employees’ Retirement Plan	468,000	75,000	375,000	*
The Retirement Program Plan for Employees of Union Carbide Corporation	406,000	62,500	312,500	*
Howard Hughes Medical Institute	545,000	83,750	418,750	*
New York State Nurses Association Pension Plan	374,000	48,500	242,500
Ohio Carpenters’ Pension Fund	350,000	53,750	268,750	*

	Total Number of	Shares Issuable			Percentage of
	Shares of Common	Pursuant to	Number of Shares of		Shares of Common
	Stock Beneficially	Non-Exercisable	Common Stock		Stock
Selling Stockholder	Owned (1)	Warrants (2)	Offered Hereby		After Offering

Laborers’ District Council and Contractors’ of Ohio Pension Fund	230,000	35,000	175,000		*
The Robert Wood Johnson Foundation	560,000	87,500	437,500		*
Australian Retirement Fund	65,000	16,250	81,250		*
SEI Institutional Investment Trust, Small Cap Growth Fund	350,000	87,500	437,500		*
SEI Institutional Managed Trust, Small Cap Growth Fund	490,000	122,500	612,500		*
Special Situations Private Equity Fund, L.P.	1,456,200	144,475	932,375	(3)	2.42%
Special Situations Technology Fund, L.P.	2,662,657	78,950	499,750	(4)	4.44%
Special Situations Fund III, L.P.	3,325,075	433,375	3,309,875	(5)	5.51%
Special Situations Fund Cayman, L.P.	1,362,505	207,675	1,423,755	(6)	2.27%
Jupiter Partners	552,632	138,158	690,790
Cree & Jennifer Edwards Family Trust	63,924	6,575	32,875		*
William H. Draper Revocable Trust	58,248	4,000	20,000		*
Fred M. Gibbons	80,557	6,700	33,500		*
Micro Cap Partners, L.P.	2,153,846	263,158	1,465,790	(7)	3.59%
Microcapital Fund LP	99,000	0	99,000	(8)	*
Microcapital Fund Ltd.	81,000	0	81,000	(9)	*
Paul C. Edwards	63,924	6,575	32,875		*
William C. Edwards Revocable Trust, U/A 9/22/88	332,794	45,354	226,770		*
UBTI FREE. L.P.	87,600	12,375	61,875		*
William C. Edwards Trust UA 9/22/88	210,526	52,632	263,158		*
Alloy Ventures 2002, L.P.	6,810,844	1,702,711	8,513,555
Alloy Partners 2002, L.P.	183,893	45,973	229,866		*
Wilmington Securities, Inc.	7,461,239	556,974	8,018,213	(10)	12.47%
Henry L. Hillman Trust U/A/T Dated November 18, 1985	1,514,340	262,500	1,776,840	(11)	2.53%
Trust Dated December 30, 1976 for the Children of Juliet Lea Hillman Simonds	173,026	12,895	185,921	(12)	*
Trust Dated December 30, 1976 for the Children of Audrey Hillman Fisher	173,026	12,895	185,921	(12)	*
Trust Dated December 30, 1976 for the Children of Henry Lea Hillman, Jr.	173,026	12,895	185,921	(12)	*
Trust Dated December 30, 1976 for the Children of William Talbott Hillman (12)	173,026	12,895	185,921	(12)	*
U.S. Cellular Corporation	1,000,000	0	1,000,000	(13)	1.64%
Dobson Cellular Systems, Inc.	72,756	0	72,756		*
Pentech Financial Services, Inc.	6,000	0	6,000		*
TOTAL	39,131,489	5,274,240	40,306,802		65.29%

(1)	*Less than 1%.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 23, 2002, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage held by any other person.

(2)	Warrants issued in our private placement on December 18, 2002 and first exercisable on the 181st day after the closing of that transaction.

(3)	Shares offered hereby include (a) 577,900 shares of our common stock issued in our private placement on December 18, 2002, (b) warrants to purchase 144,475 shares of our common stock issued in our private placement on December 18, 2002, and (c) warrants to purchase 210,000 shares of our common stock issued in exchange for warrants to purchase shares of Conductus common stock sold in Conductus’ private placement on March 26, 2002.

(4)	Shares offered hereby include (a) 315,800 shares of our common stock issued in our private placement on December 18, 2002, (b) warrants to purchase 78,950 shares of our common stock issued in our private placement on December 18, 2002, and (c) warrants to purchase 105,000 shares of our common stock issued in exchange for warrants to purchase shares of Conductus common stock sold in Conductus’ private placement on March 26, 2002.

(5)	Shares offered hereby include (a) 1,733,500 shares of our common stock issued in our private placement on December 18, 2002, (b) warrants to purchase 433,375 shares of our common stock issued in our private placement on December 18, 2002, (c) warrants to purchase 427,500 shares of our common stock issued in exchange for warrants to purchase shares of Conductus common stock sold in Conductus’ private placement on March 26, 2002, and (d) 715,500 Superconductor shares issued in exchange for previously owned shares of Conductus common stock.

(6)	Shares offered hereby include (a) 830,700 shares of our common stock issued in our private placement on December 18, 2002, (b) warrants to purchase 207,675 shares of our common stock issued in our private placement on December 18, 2002, (c) warrants to purchase 142,500 shares of our common stock issued in exchange for warrants to purchase shares of Conductus common stock sold in Conductus’ private placement on March 26, 2002, and (d) 242,880 Superconductor shares issued in exchange for previously owned shares of Conductus common stock.

(7)	Shares offered hereby include (a) 1,052,632 shares of our common stock issued in our private placement on December 18, 2002, (b) warrants to purchase 263,158 shares of our common stock issued in our private placement on December 18, 2002, and (c) warrants to purchase 150,000 shares of our common stock issued in exchange for warrants to purchase shares of Conductus common stock sold in Conductus’ private placement on March 26, 2002.

(8)	Shares of our common stock and warrants to purchase our common stock issued in exchange for shares of Conductus common stock and related warrants sold in Conductus’ private placement on March 26, 2002.

(9)	Shares of our common stock and warrants to purchase our common stock issued in exchange for shares of Conductus common stock and related warrants sold in Conductus’ private placement on March 26, 2002.

(10)	Wilmington Securities, Inc. (“Wilmington”) is an indirect, wholly-owned subsidiary of The Hillman Company, a private corporation engaged in diversified investments and operations. The Hillman Company is controlled by the HLH Trust, and each of the trustees of the HLH Trust shares voting and disposition power over the assets of The Hillman Company. Includes 5,233,344 shares owned by Wilmington prior to the consummation of the private financing transaction on December 17, 2002.

(11)	Includes 464,340 shares owned by Henry L. Hillman, Elsie Hilliard Hillman, and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust dated November 18, 1985 (the “HLH Trust”) prior to the consummation of the private financing transaction on December 17, 2002.

(12)	Includes 121,447 shares held by each of four irrevocable trusts (the “1976 Trusts”) for the benefit of members of the Hillman family prior to the consummation of the private financing transaction on December 17, 2002. The trustees of the HLH Trust (other than Mr. Grefenstette, who is a trustee of the 1976 Trusts) disclaim beneficial ownership of the shares owned by the 1976 Trusts. C.G. Grefenstette and L.M. Wagner are trustees of the 1976 Trusts and share voting and disposition power over the 1976 Trusts’ assets.

(13)	Under the terms of the warrant, U.S. Cellular vests in the right to purchase one share of common stock at $4 per share for every $25 of SuperFilter systems purchased from the Company. Based on non-cancelable purchaser orders from U.S. Cellular, currently, U.S. Cellular has vested warrants to purchase [414,440] shares of our common stock and 585,560 unvested warrants that can be earned from future product orders through August 27, 2004. The vested warrants are immediately exercisable, not subject to forfeiture, and U.S. Cellular has no other obligations to the Company.

PLAN OF DISTRIBUTION

     The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

•	on the Nasdaq National Market or on such other market on which the common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares;

•	short sales; or

•	any combination thereof.

     The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling stockholder determines from time to time.

     The shares may also be sold pursuant to Rule 144. The selling stockholders have the sole and absolute discretion to decline any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be sold by the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

     The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The selling stockholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling stockholders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares covered by this prospectus.

     We have agreed to indemnify the selling stockholders, or their respective transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

     We are paying the cost of registering the shares of common stock to which this prospectus relates as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares.

     We have agreed to use best efforts to keep the Registration Statement (of which this prospectus forms a part) effective until the selling stockholders have sold all of their shares or until the shares may be immediately sold to the public without registration or restriction (including without limitation as to volume by each holder thereof) under the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into it contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future performance and include, but are not limited to, statements concerning:

•	our business strategy;

•	the timing of and plans for the introduction of new products and enhancements;

•	plans for hiring additional personnel and expanding our facilities; and

•	the adequacy of our funding.

     Other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts may also be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and other comparable terminology. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under “Risk Factors,” elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. We assume no obligation to update any forward-looking statements.

LEGAL MATTERS

     Certain legal matters relating to the validity of the common stock offered by this prospectus will be passed upon for us by Guth\Christopher LLP, Los Angeles, California.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

     As a public company, we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of our materials on file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, as well as at the SEC’s regional office at 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. Our filings are available to the public over the Internet at the SEC’s website at http:\\www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supercede this information. The following documents have been previously filed by us with the SEC pursuant to the Exchange Act and are hereby incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part:

•	our Annual Report on Form 10-K for the year ended December 31, 2001 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2002, June 29, 2002 and September 28, 2002;

•	our Registration Statement on Form S-4 (Reg. No. 333-100908) (including our joint proxy statement/prospectus for our Special Meeting of Stockholders on December 17, 2002);

•	our Current Reports on Form 8-K filed with the SEC on March 13, 2002, April 8, 2002, October 2, 2002, October 15, 2002 and December , 2002; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 4, 1993.

     All other reports and documents filed by us after the date of this prospectus under Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed. If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus forms a part. Requests for this information should be submitted in writing to our Secretary, at our principal executive offices at Superconductor Technologies Inc., 460 Ward Drive, Santa Barbara, California 93111-2310 or by telephone at (805) 690-4500.

     This prospectus is part of a registration statement we have filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus, or any supplement thereof. No one else is authorized to provide you with different information. You should not rely on any other representations. We are not making an offer of these securities in any state where the offer is not permitted. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

APPENDIX A

Notice of Transfer Pursuant to Registration Statement

[DATE]

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Attention: Compliance Department, Dan Flynn

     Re: Superconductor Technologies, Inc. (the “Company”)

Ladies and Gentlemen:

Please be advised that [INSERT NAME OF SELLING STOCKHOLDER AS IT APPEARS IN THE TABLE OF SELLING STOCKHOLDERS] has sold      shares of the Company’s common stock pursuant to a Registration Statement on Form S-3 (File No. 333-     ). We hereby certify that (1) the above-named beneficial owner of the transferred shares is named as a selling stockholder in the related prospectus dated      ,      , (2) the transferred shares are included in the prospectus opposite such owner’s name and (3) the prospectus delivery requirements of the Securities Act of 1933, as amended, have been satisfied.

Sincerely,

(Name)

By:
(Authorized Signature)
Name:
Title:

cc:	Superconductor Technologies, Inc.
460 Ward Drive
Santa Barbara, California 93111-2310
Attn: Chief Financial Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes the fees and expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commission. All amounts are estimates except the SEC registration fee.

SEC registration fee	$3,820

Printing and engraving expenses	5,000
Legal fees and expenses	25,000
Accounting fees and expenses	12,000
Transfer Agent Fees	1,000
Miscellaneous fees	5,000

Total	$51,820

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Law General Corporation (the “Delaware Law”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

     The Company may from time to time be subject to Section 2115 of the California Corporations Code (the “California Code”), according to which Section 317 of the California Code applies to the indemnification of officers and directors of the Registrant. Under Section 317 of the California Code, permissible indemnification by a corporation of its officers and directors is substantially the same as permissible indemnification under Section 145 of the Delaware Law, except that (i) permissible indemnification does not cover actions the person reasonably believed were not opposed to the best interests of the corporation, as opposed to those the person believed were in fact in the best interests of the corporation, (ii) the Delaware Law permits advancement of expenses to agents other than officers and directors only upon approval of the board of directors, (iii) in a case of stockholders approval of indemnification, the California Code requires certain minimum votes in favor of such indemnification and excludes the vote of the potentially indemnified person, and (iv) the California Code only permits independent counsel to approve indemnification if an independent quorum of directors is not obtainable, while the Delaware Law permits the directors in any circumstances to appoint counsel to undertake such determination.

     Section 145 of the Delaware Law and Section 317 of the California Code provide that they are not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholders vote, agreement or otherwise. The limitation of liability contained in the Company’s Certificate of Incorporation and the indemnification provision included in the Company’s bylaws are consistent with Delaware Law Sections 102(b)(7) and 145 and California Code Section 317. The Company has purchased directors and officers liability insurance.

     Section 145 of the Delaware Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Company’s Certificate of Incorporation and the Company’s Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Company has entered into indemnification agreements with its officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

3.1	Restated Certificate of Incorporation (1)
3.2	Bylaws, as amended (1)
4.1	Form of Common Stock Certificate (2)
4.2	Securities Purchase Agreement dated October 10, 2002 (3)
4.3	Supplement to Securities Purchase Agreement dated October 28, 2002 (3)
4.4	Registration Rights Agreement dated October 10, 2002 (3)
4.5	Form of Warrant to Purchase Shares of Common Stock (3)
4.6	Warrant Issued to PNC Bank, National Association in connection with Credit Agreement (4)
4.7	Warrant Purchase Agreement dated December 1, 1999 with PNC Bank (5)
4.8	Warrant Purchase Agreement dated January 12, 2000 with PNC Bank (5)
4.9	Registration Rights Agreement to United States Cellular Corporation (6)
4.10	Form of Warrant to United States Cellular Corporation (6)
4.11	Common Stock Purchase Agreement, dated March 8, 2002 between Conductus, Inc. and the investors signatory thereto (7)
4.12	Warrant to Purchase Common Stock, dated March 8, 2002 by Conductus, Inc. to certain investors(7)
4.13	Registration Rights Agreement, dated March 26, 2002, between Conductus, Inc. and certain investors(7)
4.14	Purchase Contract, dated as of August 7, 2000, between Conductus and Dobson Cellular Systems, Inc.(8)†
4.15	Warrant to Purchase Common Stock, dated August 7, 2000, issued by Conductus to Dobson Communications Corporation(8)†
4.16	Master Equipment Lease Commitment, dated as of September 1, 2000, between Pentech Financial Services, Inc. and Conductus, Inc.(8)
4.17	Master Equipment Lease, dated as of September 1, 2000, between Pentech Financial Services, Inc. and Conductus, Inc.(8)
4.18	Warrant to Purchase Common Stock, dated as of September 1, 2000, issued by Conductus to Pentech Financial Services, Inc.(8)
5.1	Legal Opinion of Guth\Christopher LLP (to be filed by amendment)
23.1	Consent of Guth\Christopher LLP (included in legal opinion filed as Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP relating to the financial statements and financial statement schedules of Superconductor Technologies, Inc.
23.3	Consent of PricewaterhouseCoopers LLP relating to the financial statements and financial statement schedule of Conductors, Inc.

† Confidential treatment granted as to certain portions of these exhibits.

(1)	Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 20, 2001.

(2)	Incorporated by reference from the Company’s Registration Statement on Form S-1 (Reg. No. 33-56714).

(3)	Incorporated by reference from the Company’s Registration Statement on Form S-4 (Reg. No. 333-100908).

(4)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed for the quarter ended July 3, 1999.

(5)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed for the year ended December 31, 1999.

(6)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed for the quarter ended October 2, 1999.

(7)	Incorporated by reference from the Conductus, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-85928), filed on April 9, 2002.

(8)	Incorporated by reference from Conductus, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2000.

ITEM 17. UNDERTAKINGS

(a)	Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs 1(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or section 15(d) of the Securities Exchange Act that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonably grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on this 23rd day of December, 2002.

SUPERCONDUCTOR TECHNOLOGIES INC.

By:	/s/ M. Peter Thomas

M. Peter Thomas
President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. Peter Thomas and Martin S. McDermut as attorneys-in-fact, with power of substitution, in any and all capacities, to sign any and all amendments and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ M. Peter Thomas M. Peter Thomas	President, Chief Executive Officer and Director (Principal Executive Officer)	December 23, 2002

/s/ Charles E. Shalvoy Charles E. Shalvoy	Executive Vice President, President of Conductus Subsidiary and Director	December 23, 2002

/s/ Martin S. McDermut Martin S. McDermut	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	December 23, 2002

/s/ William J. Buchanan William J. Buchanan	Controller (Principal Accounting Officer)	December 23, 2002

/s/ H. Vaughan Blaxter, III H. Vaughan Blaxter, III	Director	December 23, 2002

/s/ Robert P. Caren Robert P. Caren	Director	December 23, 2002

S-1

/s/ E. Ray Cotten E. Ray Cotten	Director, Senior Vice President, Business Development and Chief Marketing Officer	December 23, 2002

/s/ Dennis J. Horowitz Dennis J. Horowitz	Director	December 23, 2002

/s/ Martin A. Kaplan Martin A. Kaplan	Director	December 23, 2002

/s/ John D. Lockton John D. Lockton	Chairman	December 23, 2002

/s/ Robert J. Majteles Robert J. Majteles	Director	December 23, 2002

/s/ Joseph C. Manzinger Joseph C. Manzinger	Director	December 23, 2002

J. Robert Schrieffer	Director	December 23, 2002

/s/ David L. Short David L. Short	Director	December 23, 2002

S-2